Contacts:
Peter Cauley	Suzanne Wintrob
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 173
pcauley@datamirror.com	swintrob@datamirror.com

FOR IMMEDIATE RELEASE

DataMirror unveils PointBase 5.4

Enhancements substantially improve performance and scalability of mobile and embedded applications

TORONTO and SANTA CLARA, Calif. - (January 31, 2006) - DataMirror® (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, today unveiled DataMirror PointBase 5.4, the latest release of DataMirror’s secure, zero administration and full featured SQL92/99 JDBC-compliant Java relational database. PointBase 5.4 includes new performance, functionality and usability enhancements that make it easier for Java developers to accelerate development cycles and reduce development costs.

“Java developers are constantly looking for solutions that improve the performance and scalability for their mobile and embedded applications,” said Lucian Mustatea, Vice President, Research & Development. “The new performance monitoring GUI, enhanced SQL query support and unrestricted MIDP storage size built into PointBase 5.4 enable developers to create applications for Palm (Nasdaq:PALM), RIM (Nasdaq: RIMM; TSX: RIM), and Symbian mobile platforms that are faster, larger, more efficient and responsive to users’ needs.”

PointBase 5.4 Highlights

The following new features are included in PointBase 5.4 for PointBase Embedded:

•
Real-time Performance Monitoring - Developers can fine-tune the PointBase database and their applications using a built-in, easy-to-use graphical user interface (GUI) that monitors cache, memory, input/output (IO) and other crucial performance indicators in real time, resulting in greater insight, maximum flexibility and improved capacity planning;

•
Enhanced SQL Query Support - The new release offers full support for CASE, NULLIF and COALESCE expressions in SQL queries, enabling developers to greatly simplify complex SQL queries, reduce errors and minimize the development effort; and,

The following new feature has been added to PointBase 5.4, Micro version:

•
Unrestricted MIDP Storage Size - Unlike the limited capabilities of Record Management System (RMS) for local data storage, PointBase 5.4 can store an unlimited number of Mobile Information Device Profile (MIDP) records to greatly improve the functionality, memory and processing power of mobile phones, RIM’s Blackberry, Palm’s Trio and other MIDP devices. Developers of enterprise applications get much larger space requirements without worrying about managing multiple RMS record stores. Storage is limited solely to the size of the MIDP device.

DataMirror PointBase is a secure, zero administration and full featured SQL92/99 JDBC-compliant Java relational dataset. Versions include: PointBase Embedded for server application development; PointBase Micro, a compact database written for use in handheld devices; and, Transformation Server for Mobile for synchronizing data between databases residing on mobile platforms and corporate back-end databases. PointBase seamlessly integrates into Java development environments and application server tiers to help users build and deploy portable Web applications. For more information about PointBase, visit www.datamirror.com/products/pointbase.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2006 DataMirror Corporation. DataMirror, PointBase and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.